Via Facsimile and U.S. Mail
Mail Stop 4720

January 6, 2010

Jason Napolitano
Executive Vice President
    and Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

**Re:    Heska Corporation**
        **Form 10-K for Fiscal Year Ended December 31, 2008**
        **Filed March 16, 2009**
        **File No. 000-22427**

Dear Mr. Napolitano:

      We have reviewed your October 16, 2009 response to our September 18, 2009 comment letter and have the following comments. We verbally communicated these comments to you on November 24, 2009 on a phone conversation, and held a follow-up conference call with you on December 16, 2009. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

**Form 10-K for the Fiscal Year Ended December 31, 2008**

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 29

1.    Refer to your response to comments 1 and 2 and your disclosure in Critical Accounting Policies and Estimates on page 29 in Revenue Recognition. You state that you accrue for the estimated "cost of replacing the expired product expected to be returned in the future". Provide us with the journal entries you

enter to record sales, cost of goods sold, allowance for returns, inventory, and accounts receivable for the following scenarios:

- To record the sale of the product and estimate the return at the date of the sale
- To re-estimate the allowance for returns at the end of each period
- To record the actual return of goods and exchange with unexpired product

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 66

2. We have read your response to comment 3.  Item 307 of Regulation S-K specifically states that you should disclose the conclusions of the registrant's principal executive and principal financial officers regarding the "effectiveness" of the registrant's disclosure controls and procedures as of the end of the period covered by the report.  The term adequate implies something other than effective.  Please confirm to us that in future filings you will comply with Item 307 by disclosing whether your disclosure controls and procedures are effective or not effective.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant